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	October 18, 2011	MUNICH
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VIA EDGAR

Mr. Larry Greene

Senior Counsel

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

RE:          Registration Statement (333-176637) of
Prospect Capital Corporation (the “Company”)

Dear Mr. Greene:

We are in receipt of oral comments provided by you on October 13, 2011 regarding the Company’s Registration Statement on Form N-2 (the “Registration Statement”).

The Company has considered your comments and has authorized us to make on its behalf the responses and changes to the Company’s Registration Statement discussed below.  These changes are reflected in Pre-Effective Amendment No. 2 to the Company’s Registration Statement.

The Company’s responses to the comments are set forth below.  For ease of reference, a summary of each comment is set forth in italics and followed by the corresponding response.

General

1.  Please amend the undertaking regarding units in the Registration Statement to state that the Company will not sell any units until after the Company has filed a reviewable post-effective amendment under §8(c) of the Securities Act and each such filing has been accelerated by the staff.

The Company has decided to remove units from its Registration Statement.

Prospectus Cover

2.  Please provide disclosure regarding types of units the Company may issue, how the units fit within the capital structure requirements of §§18 and 61 of the 1940 Act and the risks associated with the units.

The Company has decided to remove units from its Registration Statement.

Prospectus

3.  Disclosure captioned “Prospectus Summary — The Investment Adviser” states, in connection with discussing the payment of the investment advisory fee, that: “we have agreed to pay Prospect Capital Management investment advisory fees, which will consist of an annual base management fee based on our gross assets, which we define as total assets without deduction for any liabilities . . ..”  Please clarify whether the advisory fee based upon both borrowings for leverage and all other Fund liabilities.

The disclosure has been amended to clarify the calculation of the management fee by including the emphasized addition to the sentence below:

“Under an investment advisory and management agreement between us and Prospect Capital Management, or the Investment Advisory Agreement, we have agreed to pay Prospect Capital Management investment advisory fees, which will consist of an annual base management fee based on our gross assets, which we define as total assets without deduction for any liabilities (and, accordingly, includes the value of assets acquired with proceeds of borrowings), as well as a two-part incentive fee based on our performance.”

4.  Revise Footnote 5 of the fees and expense table to indicate, if accurate, that the Fund has no intent to borrow more than the $400 million referenced therein in the upcoming year.

The Company has revised the disclosure to state that it has no intent to borrow more than $1.0725 billion in the upcoming year.  The fees and expense table has been adjusted accordingly.

5.  Under the sub-caption “Risk Factors — Most of our portfolio investments are recorded at fair value . . .,” please disclose that the Company does not have a liquidity policy.

The requested disclosure has been made and investors are advised to see the Risk Factor “The lack of liquidity in our investments may adversely affect our business.”

*                                         *                                         *                                         *                                         *

The Company has not and does not expect to submit an exemptive application or no-action request in connection with the Registration Statement.  If you have any questions or comments or require any additional information in connection with the above, please telephone the undersigned at (212) 735-2790 or Steven Grigoriou at (212) 735-2482.

Sincerely,

/s/ Richard Prins
Richard Prins